Exhibit 99.2

CORREVIO PHARMA CORP.

Common Shares

At Market Issuance Sales Agreement

July 10, 2018

B. Riley FBR, Inc.

299 Park Avenue, 7th Floor

New York, NY 10171

Ladies and Gentlemen:

Correvio Pharma Corp. (the “Company”), a corporation formed under the Canada Business Corporations Act (the “CBCA”), confirms its agreement (this “Agreement”) with B. Riley FBR, Inc. (“BRFBR”), as follows:

1.            Issuance and Sale of Shares.

(a)          From time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, the Company may issue and sell through BRFBR, acting as agent, common shares (the “Placement Shares”) of the Company (the “Common Shares”), having an aggregate offering price of up to U.S. $30,000,000; provided, however, that in no event shall the Company issue or sell through BRFBR such number of Placement Shares for which the aggregate offering price exceeds the aggregate dollar amount of Common Shares registered on the Registration Statement (as defined below) pursuant to which the offering is being made (taking into account all current and future prospectus supplements filed with respect to the Registration Statement and any post-effective amendments thereto); provided, further, that with respect to “at-the-market” distributions of Placement Shares, the market value of the Placement Shares distributed under any single Prospectus Supplement (defined below) shall not exceed 10% of the aggregate market value of the Company’s outstanding Common Shares as of the date specified in Section 9.1 of National Instrument 44-102—Shelf Distributions (“NI 44-102”), which shall be calculated in accordance with Section 9.2 of NI 44-102 (the “Maximum Amount”). Notwithstanding anything to the contrary contained herein, compliance with the limitations set forth in this Section 1 and Part 9 of NI 44-102 on the amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and BRFBR shall have no obligation in connection with such compliance. The issuance and sale of Placement Shares through BRFBR will be effected pursuant to the Registration Statement filed by the Company and declared effective by the Securities and Exchange Commission (the “Commission”), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue Common Shares.

(b)          Short Form Prospectus. The Company has prepared and filed with the British Columbia Securities Commission (the “BCSC”) and the other Canadian provincial securities regulatory authorities other than the Québec Autorité des marchés financiers (the BCSC and such other regulatory authorities, collectively, the “Canadian Commissions”), a preliminary short form base prospectus, dated June 22, 2018, relating to the offering of up to an aggregate amount of U.S. $250,000,000 of Common Shares, preferred shares, debt securities, warrants, subscription receipts and units or any combination thereof (collectively, the “Securities”) and a final short form base shelf prospectus, dated July 5, 2018, in respect of offers and sales, from time to time of the Securities, (together with any documents incorporated therein by reference, and any supplements or amendments thereto (collectively, the “Canadian Base Prospectus”) in accordance with the applicable securities laws of each of the provinces of Canada, other than Québec (the “Qualifying Jurisdictions”), and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local instruments, notices and blanket orders in each of the Qualifying Jurisdictions (collectively “Canadian Securities Laws”). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101—Short Form Prospectus Distributions and NI 44-102 (together, the “Shelf Procedures”). The Company has obtained from the BCSC a receipt for the Canadian Base Prospectus (a “Final Receipt”) and each of the other Canadian Commissions is deemed to have issued a Final Receipt under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Canadian Base Prospectus.

(c)          U.S. Base Prospectus. The Company has prepared and filed with the Commission pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the Commission (the “MJDS”), a registration statement on Form F- 10 (Registration No. 333-225852) registering the offering and sale, from time to time, of the Securities under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “Rules and Regulations”)) (the “U.S. Base Prospectus”). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively referred to as the “Base Prospectuses.”

(d)          Prospectus Supplements. The Company will file (i) with the BCSC, in accordance with the Shelf Procedures, one or more prospectus supplements setting forth the Shelf Information (as defined below) (the most recent prospectus supplement relating to the Placement Shares to be issued and sold pursuant to this Agreement, including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, the Canadian Prospectus Supplement (the most recent prospectus supplement relating to the Placement Shares to be issued and sold pursuant to this Agreement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the BCSC, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of each Applicable Time, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements.”

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(e)          Registration Statement. The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein and including the U.S. Prospectus (as defined below), as amended at the time it became effective, is herein called the “Registration Statement.” Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of this offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus. The Company has also filed with the Commission an appointment of agent for service of process on Form F-X (the “Form F-X”) in connection with the filing of the Registration Statement. The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by the most recent Canadian Prospectus Supplement relating to the Placement Shares to be issued and sold pursuant to this Agreement, including, in each case, the documents incorporated by reference therein. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by the most recent U.S. Prospectus Supplement relating to the Placement Shares to be issued and sold pursuant to this Agreement, including, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under Canadian Securities Laws prior to the termination of this offering or, any such document deemed to be incorporated by reference into the Canadian Prospectus, prior to the termination of this offering, is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively referred to as the “Prospectuses.” Any reference herein to the Registration Statement, the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference therein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or the Prospectuses shall be deemed to refer to and include the filing after the execution hereof of any document with the BCSC or the Commission deemed to be incorporated by reference therein (the “Incorporated Documents”). For purposes of this Agreement, all references to the Registration Statement, the U.S. Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval System (“EDGAR”). For purposes of this Agreement, all references to the Registration Statement, the Canadian Base Prospectus, the U.S. Prospectus or the Canadian Prospectus shall be deemed to include any replacement thereof upon the expiry of the Registration Statement and the Canadian Base Prospectus.

Each of the Company and BRFBR hereby agree and acknowledge that all sales and solicitations of sales of Common Shares by BRFBR as agent of the Company shall be made solely in the United States.

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2.            Placements. Each time that the Company wishes to issue and sell Placement Shares hereunder (each, a “Placement”), it will notify BRFBR by email notice (or other method mutually agreed to in writing by the parties) of the number of Placement Shares, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one day and any minimum price below which sales may not be made (a “Placement Notice”), the form of which is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from BRFBR set forth on Schedule 2, as such Schedule 2 may be amended from time to time. It is expressly acknowledged and agreed that neither the Company nor BRFBR will have any obligation whatsoever with respect to a Placement of any Placement Shares unless and until the Company delivers a Placement Notice to BRFBR and BRFBR does not decline such Placement Notice pursuant to the terms set forth below, and then only upon the terms specified therein and herein. Subject to the foregoing sentence, the Placement Notice shall be effective unless and until (i) BRFBR declines to accept the terms contained therein for any reason, in its sole discretion, by providing email notice (or other method mutually agreed to in writing by the parties) to the individuals from the Company set forth on Schedule 2, (ii) the entire amount of the Placement Shares set forth therein have been sold, (iii) the Company or BRFBR suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (v) the Agreement has been terminated under the provisions of Section 13. The amount of any discount, commission or other compensation to be paid by the Company to BRFBR in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 3. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3.            Sale of Placement Shares by BRFBR.

(a)          Subject to the terms and conditions of this Agreement, for the period specified in a Placement Notice, BRFBR will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state, provincial and federal laws, rules and regulations and the rules of the Toronto Stock Exchange, the Nasdaq Capital Market (“Nasdaq” and, together with the Toronto Stock Exchange, the “Exchanges”), to sell the Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. BRFBR will provide written confirmation to each of the individuals from the Company set forth on Schedule 2 no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to BRFBR pursuant to Section 2 with respect to such sales, and the Net Proceeds (as defined below) payable to the Company, with an itemization of the deductions made by BRFBR (as set forth in Section 5(b)) from the gross proceeds that it receives from such sales. Subject to the terms of the Placement Notice, BRFBR may sell Placement Shares only by methods deemed to be an “at-the-market distribution” as defined in Section 1.1 of NI 44-102, including without limitation sales made directly on Nasdaq or on any other existing trading market for the Common Shares in the United States and otherwise in accordance with Part 9 and Part 9A of NI 44-102. BRFBR acknowledges and agrees that it will not purchase any Placement Shares on a principal basis pursuant to this Agreement. “Trading Day” means any day on which Common Shares may be purchased and sold on the Nasdaq.

(b)          During the term of this Agreement, neither BRFBR nor any of its affiliates or subsidiaries shall engage in (i) any short sale of any security of the Company, (ii) any transactions that are intended to stabilize or maintain the market price of the Common Shares, or (iii) any sale of any security of the Company that BRFBR does not own or any sale which is consummated by the delivery of a security of the Company borrowed by, or for the account of, BRFBR. Neither BRFBR nor any of its affiliates or subsidiaries shall engage in any proprietary trading or for its (or its affiliates’ or subsidiaries’) own account.

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4.           Suspension of Sales. The Company or BRFBR may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto- reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees that no such notice under this Section 4 shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

5.           Sale and Delivery to BRFBR; Settlement.

(a)          Sale of Placement Shares. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, upon BRFBR’s acceptance of the terms of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, BRFBR, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that BRFBR will be successful in selling Placement Shares, (ii) BRFBR will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by BRFBR to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares as required under this Agreement and (iii) BRFBR shall sell the Placement Shares on an agency basis only and shall not purchase Placement Shares on a principal basis pursuant to this Agreement.

(b)          Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day (or such earlier day as is then industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by BRFBR, after deduction of (i) BRFBR’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, and (ii) any reasonable and documented transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

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(c)          Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting BRFBR’s or its designee’s account (provided BRFBR shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradable, transferable, registered shares in good deliverable form. On each Settlement Date, BRFBR will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver Placement Shares on a Settlement Date, then in addition to and in no way limiting the rights and obligations set forth in Section 11(a) and provided that BRFBR has complied with its obligations in Section 3(a), it will (i) hold BRFBR harmless against any loss, claim, damage, or reasonable, documented expense (including reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (if applicable) and (ii) pay to BRFBR (without duplication) any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that the Company shall not be obligated to pay to BRFBR any commission, discount or compensation on any Placement Shares that are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on Nasdaq or (ii) a material disruption in securities settlement or clearance services in the United States.

(d)          Limitations on Offering. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate number of Placement Shares sold pursuant to this Agreement would exceed the lesser of (A) the Maximum Amount and (B) the amount authorized from time to time to be issued and sold under this Agreement by the Company’s Board of Directors, and notified to BRFBR in writing. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time by the Company’s Board of Directors, and notified to BRFBR in writing.

6.            Representations and Warranties of the Company. The Company represents and warrants to, and agrees with BRFBR that as of the date of this Agreement and as of each Applicable Time (as defined below), unless such representation, warranty or agreement specifies a different time or times:

(a)          Registration Statement and Prospectuses. The Company and, assuming no act or omission on the part of BRFBR that would make such statement untrue, the transactions contemplated by this Agreement meet the requirements for and comply with the general eligibility requirements for the use of Form F-10 under the Securities Act. The Registration Statement has been filed with the Commission and has been declared effective under the Securities Act. Each U.S. Prospectus Supplement will name BRFBR as the agent in the section entitled “Plan of Distribution.” The Company has not received, and has no notice of, any order of the Commission or a Canadian Commission preventing or suspending the use of the Registration Statement, or threatening or instituting proceedings for that purpose. The Registration Statement complies in all material respects with the requirements of Form F-10 under the Securities Act and the offer and sale of Placement Shares as contemplated hereby (and assuming compliance by BRFBR with their obligations hereunder) meet the requirements of NI 44-102 and comply in all material respects with said National Instrument and/or the conditions of any exemptive relief order issued by the BCSC exempting the Company from the requirements to comply with certain provisions thereof. Any statutes, regulations, document or contracts of a character required to be described in the Registration Statement or the Prospectuses or to be filed as an exhibit to the Registration Statement have been or will be in the case of the Prospectuses, so described or filed. Copies of the Registration Statement, the Prospectuses, and any such amendments or supplements and all documents incorporated by reference therein that were filed with the Commission on or prior to the date of this Agreement have been delivered, or are available through EDGAR, to BRFBR and its counsel. The Company has not distributed and, prior to the later to occur of each Settlement Date and completion of the distribution of the Placement Shares, will not distribute any offering material in connection with the offering or sale of the Placement Shares other than the Registration Statement and the Prospectuses and any Issuer Free Writing Prospectus (as defined below) to which BRFBR has consented. The Common Shares are currently listed on the TSX and the Nasdaq under the trading symbol “CORV”. Except as disclosed in the Registration Statement, including the Incorporated Documents, or the Prospectuses, the Company has not, in the 12 months preceding the date hereof, received notice from the Exchanges to the effect that the Company is not in compliance with the listing or maintenance requirements of such Exchanges. Except as disclosed in the Registration Statement, including the Incorporated Documents, or the Prospectuses, the Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements, other than compliance with minimum bid or market capitalization requirements, in respect of which the Company makes no representation or warranty.

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(b)          No Misstatement or Omission. The Registration Statement, when it became effective, complied in all material respects with the requirements of the Securities Act. The U.S. Prospectus, as of the date of the U.S. Prospectus Supplement, complied, and any amendment or supplement thereto will comply, on the date thereof, in all material respects with the requirements of the Securities Act. At each Settlement Date, the Registration Statement and the U.S. Prospectus, as of such date, will comply in all material respects with the requirements of the Securities Act. The Registration Statement, when it became effective, did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, as of the date of the U.S. Prospectus Supplement, and any amendment and supplement thereto, on the date thereof and at each Applicable Time (defined below), did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The documents incorporated by reference in the U.S. Prospectus did not, and any further documents filed and incorporated by reference therein will not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact required to be stated in such document or necessary to make the statements in such document, in light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document which are made in reliance upon, and in conformity with, information furnished to the Company by BRFBR specifically for use in the preparation thereof. In addition, the Canadian Prospectus, and any amendment and supplement thereto, on the date thereof and at each Applicable Time (defined below), did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The documents incorporated by reference in the Canadian Prospectus did not, and any further documents filed and incorporated by reference therein will not, when filed with the Canadian Commissions, contain an untrue statement of a material fact or omit to state a material fact required to be stated in such document or necessary to make the statements in such document, in light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document which are made in reliance upon, and in conformity with, information furnished to the Company by BRFBR specifically for use in the preparation thereof. The U.S. Prospectus will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations.

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(c)          Conformity of Incorporated Documents. The Incorporated Documents, when such documents were or are filed under the Securities Act or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), conformed or will conform in all material respects with the requirements of the Exchange Act.

(d)          Financial Information. The consolidated financial statements of the Company included or incorporated by reference in the Registration Statement and the U.S. Prospectus, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries (as defined below) as of the dates indicated and the consolidated balance sheets, results of operations, cash flows and changes in shareholders’ equity of the Company for the periods specified and have been prepared in compliance with the requirements of the Securities Act and Exchange Act, as applicable, and in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (except for such adjustments to accounting standards and practices as are noted therein) during the periods involved; the other financial and statistical data with respect to the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement and the U.S. Prospectus, are accurately and fairly presented in all material respects, and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement, or the U.S. Prospectus that are not included or incorporated by reference as required; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off balance sheet obligations), not described in the Registration Statement, and the U.S. Prospectus which are required to be described in the Registration Statement or the U.S. Prospectus under the Securities Act or the Canadian Prospectus under Canadian Securities Law; and all disclosures contained or incorporated by reference in the Registration Statement and the U.S. Prospectus, if any, regarding financial measures that do not comply with the “issuer’s GAAP” (as defined in National Instrument 52-107 – Acceptable Accounting Policies and Auditing Standards) applicable to the Company comply in all material respects with the Canadian Securities Administrators Staff Notice 52-306, to the extent applicable.

(e)          Conformity with EDGAR Filing. The U.S. Prospectus delivered to BRFBR for use in connection with the sale of the Placement Shares pursuant to this Agreement will be identical to the version of the U.S. Prospectus transmitted to the Commission for filing via EDGAR, except to the extent permitted by Regulation S-T.

(f)          Organization. The Company and each of its Subsidiaries (as defined below) are duly organized, validly existing as a corporation and in good standing under the laws of their respective jurisdictions of organization. The Company and each of its Subsidiaries are duly qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement and the Prospectuses, except, in each case, where the failure to be so qualified or in good standing or to have such power or authority would not or would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the assets, business, operations, earnings, properties, condition (financial or otherwise), shareholders’ equity or results of operations of the Company and the Subsidiaries (as defined below) taken as a whole, or prevent or materially interfere with consummation of the transactions contemplated hereby (a “Material Adverse Effect”).

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(g)          Subsidiaries. The subsidiaries set forth on Schedule 4 (collectively, the “Subsidiaries”) are the Company’s only material subsidiaries. Except as set forth in the Registration Statement and in the Prospectuses, the Company owns, directly or indirectly, all of the equity interests of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiaries are validly issued and are fully paid and nonassessable.

(h)          No Violation or Default. Neither the Company nor any of its Subsidiaries is: (i) in violation of its charter or by-laws or similar organizational documents; (ii)   in default, and to the knowledge of the Company no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries are subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as described in the Registration Statement, Prospectuses or the Incorporated Documents, to the Company’s knowledge, no other party under any material contract or other agreement to which it or any of its Subsidiaries is a party is in default in any respect thereunder where such default would reasonably be expected to have a Material Adverse Effect.

(i)          No Material Adverse Change. Since the date of the most recent financial statements of the Company included or incorporated by reference into the Registration Statement or Prospectuses prior to each Settlement Date, there has not been (i) any event or condition that has a Material Adverse Effect, and (ii) any material change in the share capital or outstanding long-term indebtedness of the Company or any of its Subsidiaries, or any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary, other than such change, dividend or distribution which would not have a Material Adverse Effect. For each Placement, from the Applicable Time until the Settlement Date, neither the Company nor any Subsidiary will enter into any transaction or agreement, not in the ordinary course of business, that is material to the Company or incur any liability, obligation, direct or contingent, not in the ordinary course of business, that is material to the Company, in each case to the extent such transaction, agreement, liability or obligation would make the statements in the Registration Statement or Prospectuses contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in light of the circumstances under which they were made, in the case of the Prospectuses).

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(j)          Capitalization. The issued and outstanding shares of the capital of the Company have been validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement and the Prospectuses as of the dates referred to therein (other than the grant of additional options under the Company’s existing stock option plans, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof or as a result of the issuance of Placement Shares) and such authorized share capital conforms to the description thereof set forth in the Registration Statement and the Prospectuses. The description of the Common Shares in the Registration Statement and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or the Prospectuses, as of the date referred to therein, the Company did not have reserved or available for issuance any Common Shares in respect of options (other than stock options under the Company’s existing stock option plans), or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any shares of the capital or other securities of or issued by the Company.

(k)          Authorization; Enforceability. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification and contribution provisions of Section 11 hereof may be limited by federal, provincial or state securities laws and public policy considerations in respect thereof.

(l)          Authorization of Placement Shares. The Placement Shares, when issued and delivered pursuant to the terms approved by the Board of Directors of the Company, against payment in full therefor as provided herein, will be duly and validly issued and fully paid and nonassessable, and will not be subject to preemptive or similar rights. The rights, privileges, restrictions and conditions attaching to the Placement Shares, when issued, will conform in all material respects to the description thereof set forth in or incorporated into the Prospectuses.

(m)          No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or any governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, and the issuance and sale by the Company of the Placement Shares as contemplated hereby, except for such consents, approvals, authorizations, orders, exemptions, decisions and registrations or qualifications as may be required under applicable provincial or state securities laws or by the by-laws and rules of the Financial Industry Regulatory Authority (“FINRA”), the Exchanges, or the BCSC in connection with the sale of the Placement Shares by BRFBR.

(n)          No Preferential Rights. Except as set forth in the Registration Statement and the Prospectuses, (i) no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or shares of any other capital stock or other securities of the Company (other than upon the exercise of options or warrants to purchase Common Shares or upon the exercise of options that may be granted from time to time under the Company’s stock option plans), (ii) no Person has any preemptive rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Shares or shares of any other capital stock or other securities of the Company from the Company which have not been duly waived with respect to the offering contemplated hereby, (iii) except as disclosed in writing to BRFBR or its representatives in connection with the transactions contemplated hereby, no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Placement Shares (excluding, for greater certainty, BRFBR), and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act any Common Shares or shares of any other capital stock or other securities of the Company, or to include any such shares or other securities in the Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Placement Shares as contemplated thereby or otherwise, except for such rights as have been waived on or prior to the date hereof.

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(o)          Independent Public Accountant. KPMG LLP (the “Accountant”), whose report on the consolidated financial statements of the Company is filed with the Commission as part of the Company’s most recent Annual Report on Form 20-F filed with the Commission and incorporated into the Registration Statement and the U.S. Prospectus, is and, during the periods covered by its report, was an independent public accountant within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States) (the “PCAOB”).

(p)          No Litigation. Except as set forth in the Registration Statement or the Prospectuses, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or any of its Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect. Except as set forth in the Registration Statement or the Prospectuses, to the Company’s knowledge, no actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others that, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect; and there are no current or pending legal, governmental or regulatory, actions, suits, proceedings or, to the Company’s knowledge, investigations that are required under the Securities Act to be described in the U.S. Prospectus that are not described in the U.S. Prospectus.

(q)          Licenses and Permits. Except as set forth in the Registration Statement or the Prospectuses, the Company and each of its Subsidiaries possess or have obtained, all licenses, certificates, consents, orders, approvals, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, provincial, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement and the Prospectuses (the “Permits”), except where the failure to possess, obtain or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Registration Statement or the Prospectuses, neither the Company nor any of its Subsidiaries have received written notice of any proceeding relating to revocation or modification of any such Permit or has any reason to believe that such Permit will not be renewed in the ordinary course, except where such revocation, modification or failure to obtain any such renewal would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(r)          No Material Defaults. Neither the Company nor any of the Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 20- F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(s)          Certain Market Activities. Neither the Company, nor, to the knowledge of the Company, any of the Subsidiaries, nor any of their respective directors, officers or controlling persons has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

(t)          Broker/Dealer Relationships. Neither the Company nor any of its Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a FINRA member” or “associated person of a FINRA member” (within the meaning set forth in the FINRA Manual).

(u)         No Reliance. The Company has not relied upon BRFBR or legal counsel for BRFBR for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(v)         Taxes. The Company and each of its Subsidiaries have filed all U.S. federal, state, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or the Prospectuses, no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had a Material Adverse Effect. The Company has no knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which could have a Material Adverse Effect.

(w)        Title to Real and Personal Property. Except as set forth in the Registration Statement or the Prospectuses, the Company and its Subsidiaries have good and valid title in fee simple to all items of real property and good and valid title to all personal property (excluding Intellectual Property, which is addressed below) described in the Registration Statement or Prospectuses as being owned by them that are material to the businesses of the Company or such Subsidiary, in each case free and clear of all liens, encumbrances and claims, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries or (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Any real property described in the Registration Statement or Prospectuses as being leased by the Company and any of its Subsidiaries is held by them under valid, existing and enforceable leases, except those that (i) do not materially interfere with the use made or proposed to be made of such property by the Company or any of its Subsidiaries or (ii) would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

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(x)          Intellectual Property. Except as set forth in the Registration Statement or the Prospectuses, to the Company’s knowledge, the Company and its Subsidiaries own or have obtained adequate enforceable rights to use all patents, patent applications, trademarks (both registered and unregistered), service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as conducted as of the date hereof, except to the extent that the failure to own or to have obtained adequate rights to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; except as disclosed in writing to BRFBR, neither the Company nor any of its Subsidiaries has received any written notice of any claim of infringement or conflict which asserted Intellectual Property rights of others, which infringement or conflict, if the subject of an unfavorable decision, would result in a Material Adverse Effect; there are no pending, or to the Company’s knowledge, threatened judicial proceedings or interference proceedings against the Company or its Subsidiaries challenging the Company’s or its Subsidiaries’ rights in or to or the validity of the scope of any of the Company’s or its Subsidiaries’ material patents, patent applications or proprietary information, except for such proceedings which would not reasonably be expected to have a Material Adverse Effect; to the Company’s knowledge, no other entity or individual has any right or claim in any of the Company’s or its Subsidiaries’ owned material patents, patent applications or any patent to be issued therefrom by virtue of any contract, license or other agreement entered into between such entity or individual and the Company or a Subsidiary or by any non-contractual obligation of the Company or a Subsidiary, other than by written licenses granted by the Company or a Subsidiary, except for such rights or claims which would not reasonably be expected to have a Material Adverse Effect; the Company and its Subsidiaries have not received any written notice of any claim challenging the rights of the Company or a Subsidiary in or to any Intellectual Property owned, licensed or optioned by the Company or such Subsidiary which claim, if the subject of an unfavorable decision, would result in a Material Adverse Effect.

(y)          Environmental Laws. Except as set forth in the Registration Statement or the Prospectuses, the Company and its Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as described in the Registration Statement and the Prospectuses; and (iii) have not received written notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, other approvals or notice or liability as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(z)          Disclosure Controls. The Company maintains disclosure controls and procedures and internal controls over financial reporting (each as defined in Rule 13a-15 under the Exchange Act) that comply with the requirements of the Exchange Act. The Company is not aware of any material weaknesses in its internal control over financial reporting (other than as set forth in the Registration Statement or U.S. Prospectus). Since the date of the latest audited financial statements of the Company included in the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as set forth in the Registration Statement or U.S. Prospectus). The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Annual Report on Form 20-F for the fiscal year most recently filed with the Commission (such date, the “Evaluation Date”). The Company presented in its Annual Report on Form 20-F most recently filed with the Commission the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.

(aa)         Sarbanes-Oxley. Except as set forth in the Registration Statement or Prospectuses, there is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply with any applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”). Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(bb)        Finder’s Fees. Neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to BRFBR pursuant to this Agreement.

(cc)        Labor Disputes. Except as disclosed in the Registration Statement or Prospectuses, no labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is threatened, in either case which would reasonably be expected to result in a Material Adverse Effect

(dd)        Investment Company Act. The Company, after giving effect to the offering and sale of the Placement Shares, will not be an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”).

(ee)        Operations. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial record keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions to which the Company or its Subsidiaries are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency having jurisdiction over the Company (collectively, the “Money Laundering Laws”), except as would not reasonably be expected to result in a Material Adverse Effect; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

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(ff)         Off-Balance Sheet Arrangements.      Except as disclosed in the Registration Statement or Prospectuses, there are no transactions, arrangements or other relationships between and/or among the Company, and/or, to the knowledge of the Company, any of its Subsidiaries and any unconsolidated entity, including, but not limited to, any structural finance, special purpose or limited purpose entity that could reasonably be expected to affect materially the Company’s liquidity or the availability of or requirements for its capital resources.

(gg)         Underwriter Agreements. The Company is not a party to any agreement with an agent or underwriter for any other “at-the-market” transaction under Part 9 of NI 44-102 or pursuant to General Instruction II.L of Form F-10.

(hh)         ERISA. To the knowledge of the Company, (i) each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company or any of its Subsidiaries (other than a Multiemployer Plan, within the meaning of Section 3(37) of ERISA) for employees or former employees of the Company and any of its Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in material liability to the Company with respect to any such plan (excluding transactions effected pursuant to a statutory or administrative exemption); and (iii) for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) equals or exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions, other than, in the case of (i), (ii) and (iii) above, as would not reasonably be expected to have a Material Adverse Effect.

(ii)          Insurance. The Company and each of its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of its Subsidiaries reasonably believe are adequate for the conduct of their businesses and as is customary for companies of similar size engaged in similar businesses in similar industries.

(jj)         No Improper Practices. (i) Neither the Company nor, to the Company’s knowledge, the Subsidiaries, nor to the Company’s knowledge, any of their respective executive officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of law) or made any contribution or other payment to any official of, or candidate for, any federal, state, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any law; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, any Subsidiary, or any affiliate of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the Securities Act, Canadian Securities Laws or FINRA to be described in the Registration Statement and the Prospectuses that is not so described; (iii) the Company has not offered, or caused any placement agent to offer, Common Shares to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services, and, (iv) neither the Company nor any Subsidiary nor, to the Company’s knowledge, any employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of the Foreign Corrupt Practices Act of 1977.

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(kk)        Status Under the Securities Act. The Company was not and will not be at any Settlement Date an ineligible issuer as defined in Rule 405 under the Securities Act.

(ll)          No Conflicting Statements in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of its issue date and as of each Applicable Time (as defined in Section 25 below), did not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any Incorporated Document that have not been superseded or modified. The foregoing sentence does not apply to conflicting information in any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by BRFBR specifically for use therein.

(mm)      No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Placement Shares, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any contract or other agreement to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any material violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any court or of any federal, state or other regulatory authority or other government body having jurisdiction over the Company, except where such violation would not reasonably be expected to have a Material Adverse Effect.

(nn)       Clinical Studies. The clinical, pre-clinical and other studies and tests conducted by or, to the knowledge of the Company, on behalf of the Company were, and, if still pending, are being, conducted in accordance in all material respects with all statutes, laws, rules and regulations, as applicable (including, without limitation, the U.S. Food and Drug Administration’s (the “FDA”) Good Laboratory Practices and Good Clinical Practices as well as all other applicable rules, regulations, or requirements of the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA). Except as set forth in the Registration Statement and Prospectuses, the Company has not received any written notices or other written correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA requiring the Company to terminate or suspend any ongoing clinical or pre-clinical studies or tests.

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(oo)       Compliance. Except as disclosed in the Registration Statement and the Prospectuses, the Company has established and administers policies and procedures relating to compliance applicable to the Company, to assist the Company and the directors, officers and employees of the Company in complying with applicable regulatory guidelines (including, without limitation, those administered by the FDA and any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(pp)       OFAC. (i) To the knowledge of the Company, neither the Company nor any of its Subsidiaries (collectively, the “Entity”), nor any director, officer, employee, agent or representative of the Entity, is an individual or entity (in this paragraph (pp), “Person”) that is, or is owned or controlled by a Person that is:

(A)         the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the European Union (“EU”) or other relevant sanctions authority (collectively, “Sanctions”), or

(B)         located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).

(ii)          The Entity represents and covenants that it will not directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)         to fund or facilitate, without an appropriate license, any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)         in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)         Except as described in the Registration Statement and the Prospectuses, during the past 5 years, the Entity has not, without an appropriate license, knowingly engaged in or is not now knowingly engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(qq)        Share Transfer Taxes. On each Settlement Date, all share transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Placement Shares to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with in all material respects

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(rr)         Foreign Private Issuer. The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act.

(ss)        Filed All Documents. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws, the Securities Act, the Exchange Act, the Rules and Regulations and the rules, regulations and policies of the Exchanges; except as otherwise disclosed on Schedule 5, the Company has not filed any confidential material change report or any document requesting confidential treatment with any securities regulatory authority or regulator or any exchange that at the date hereof remains confidential.

Any certificate signed by an authorized officer of the Company and delivered to BRFBR or to counsel for BRFBR pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Company, as applicable, to BRFBR as to the matters set forth therein.

7.          Covenants of the Company. The Company covenants and agrees with BRFBR that:

(a)            Registration Statement Amendments. After the date of this Agreement and during any period in which a U.S. Prospectus relating to any Placement Shares is required to be delivered by BRFBR under the Securities Act (the “Prospectus Delivery Period”), (i) the Company will notify BRFBR promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference or amendments not related to any Placement, has been filed with the Commission and/or has become effective or any subsequent supplement to the Prospectus has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement or Prospectus or for additional information related to the Placement, (ii) the Company will not file any amendment or supplement to the Registration Statement or the U.S. Prospectus relating to the Placement Shares unless a copy thereof has been submitted to BRFBR within a reasonable period of time before the filing and BRFBR has not reasonably objected thereto (provided, however, (A) that the failure of BRFBR to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect BRFBR’s right to rely on the representations and warranties made by the Company in this Agreement, (B) that the Company has no obligation to provide BRFBR any advance copy of such filing or to provide BRFBR an opportunity to object to such filing if such filing does not name BRFBR or does not relate to the transactions contemplated hereunder, and (C) that the only remedy BRFBR shall have with respect to the failure by the Company to provide BRFBR with such copy shall be to cease making sales under this Agreement) and the Company will furnish to BRFBR at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or U.S. Prospectus, except for those documents available via EDGAR; and (iii) the Company will cause each amendment or supplement to the Prospectus to be filed with or furnished to the Commission as required pursuant to General Instruction II.L of Form F-10 or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed (the determination to file or not to file any amendment or supplement with the Commission under this Section 7(a), based on the Company’s reasonable opinion or reasonable objections, shall be made exclusively by the Company).

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(b)          Notice of Commission Stop Orders. During the Prospectus Delivery Period, the Company will advise BRFBR promptly after it receives notice or obtains knowledge thereof of the issuance or threatened issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement, of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued. The Company will advise BRFBR promptly after it receives any request by the Commission for any amendments to the Registration Statement or any amendment or supplements to the U.S. Prospectus or any Issuer Free Writing Prospectus or for additional information related to the offering of the Placement Shares or for additional information related to the Registration Statement, the U.S. Prospectus or any Issuer Free Writing Prospectus.

(c)          Delivery of Prospectus; Subsequent Changes. During the Prospectus Delivery Period, the Company will use its commercially reasonable efforts to comply with all requirements imposed upon it by the Securities Act and Canadian Securities Laws, as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with or furnished to the Commission pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act. If during the Prospectus Delivery Period any event occurs as a result of which the U.S. Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during the Prospectus Delivery Period it is necessary to amend or supplement the Registration Statement or U.S. Prospectus to comply with the Securities Act, the Company will promptly notify BRFBR to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement or U.S. Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d)          Listing of Placement Shares. During the Prospectus Delivery Period, the Company will use its commercially reasonable efforts to cause the Placement Shares to be conditionally accepted for listing on the Exchanges.

(e)          Delivery of Registration Statement and Prospectus. The Company will furnish to BRFBR and its counsel (at the expense of the Company) copies of the Registration Statement, the U.S. Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or U.S. Prospectus that are filed with the Commission during the Prospectus Delivery Period (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) in each case as soon as reasonably practicable and in such quantities as BRFBR may from time to time reasonably request and, at BRFBR’s request, will also furnish copies of the U.S. Prospectus to each exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the U.S. Prospectus) to BRFBR to the extent such document is available on EDGAR.

(f)          Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

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(g)          Use of Proceeds. The Company will use the Net Proceeds as described in the U.S. Prospectus in the section entitled “Use of Proceeds.”

(h)          Notice of Other Sales. During the pendency of any Placement Notice given hereunder, the Company shall provide BRFBR with written notice as promptly as reasonably possible before it will, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares; provided, however, that such notice will not be required in connection with the Company’s issuance, grant or sale of (i) Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options, pursuant to any employee or director stock option or benefits plan, stock ownership plan or dividend reinvestment plan (but not Common Shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented; (ii) Common Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or disclosed as outstanding in the Registration Statement or the U.S. Prospectus; (iii) the issuance of securities in connection with an acquisition, merger or sale or purchase of assets; and (iv) Common Shares, or securities convertible into or exercisable for Common Shares, issued pursuant to consulting arrangements or service provider arrangements the primary purpose of which is not to raise capital, unless, in each case, such arrangements are required to be disclosed on a current report on Form 6-K. In addition, while this Agreement is in force and shall not have expired, terminated or been terminated, during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Placement Notice is delivered to BRFBR hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all Placement Shares covered by a Placement Notice, the date of such suspension or termination), the Company will not, directly or indirectly, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares in any other “at-the-market” offering.

(i)          Change of Circumstances. The Company will, at any time during the pendency of a Placement Notice given hereunder, advise BRFBR promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to BRFBR pursuant to this Agreement.

(j)          Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by BRFBR or its representatives in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as BRFBR may reasonably request.

(k)           Required Filings Relating to Placement of Placement Shares. The Company agrees to disclose in it quarterly reports, annual information form or annual report on Form 40-F or Form 20-F, as applicable, the amount of Placement Shares sold through BRFBR, the Net Proceeds to the Company and the compensation payable by the Company to BRFBR with respect to such Placement Shares.

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(l)             Representation Dates; Certificate. On or prior to the delivery of the first Placement Notice and each time the Company subsequently:

(i)          files a U.S. Prospectus relating to the Placement Shares, amends the Registration Statement by means of a post-effective amendment or amends or supplements the Prospectus relating to the Placement Shares (other than a prospectus supplement relating solely to an offering of securities other than the Placement Shares) by means of a sticker or supplement, but not by means of incorporation of documents by reference into the Registration Statement or the U.S. Prospectus relating to the Placement Shares;

(ii)         files an annual report on Form 20-F or Form 40-F under the Exchange Act (including any Form 20-F/A or Form 40-F/A that contains restated financial statements); or

(iii)        furnishes its unaudited interim financial statements and management’s discussion and analysis on Form 6-K under the Exchange Act (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a “Representation Date”);

the Company shall furnish BRFBR with a certificate, in the form attached hereto as Exhibit 7(l) within three Trading Days. The requirement to provide a certificate under this Section 7(l) shall be waived for any Representation Date occurring during a fiscal quarter during which the Company does not intend to sell Placement Shares prior to the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F or Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide BRFBR with a certificate under this Section 7(l), then before the Company delivers the Placement Notice or BRFBR sells any Placement Shares, the Company shall provide BRFBR with a certificate, in the form attached hereto as Exhibit 7(l), dated the date of the Placement Notice.

(m)           Legal Opinions. (1) On or prior to the delivery of the first Placement Notice, and (2) within ten (10) Trading Days after each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(l) for which no waiver is applicable, the Company shall cause to be furnished to BRFBR written opinions of each of Blake, Cassels & Graydon LLP, Skadden, Arps, Slate, Meagher & Flom LLP and, with respect to intellectual property and regulatory matters, the Company’s internal counsel (collectively, “Company Counsel”), or other counsel reasonably satisfactory to BRFBR, and BRFBR shall cause to be furnished to them, written opinions of their U.S. Counsel, Duane Morris LLP, or its successor (“Agents’ Counsel”) modified, as necessary, to relate to the Registration Statement, the U.S. Prospectus and Canadian Prospectus, as applicable, as then amended or supplemented; provided, however, the Company shall be required to furnish to BRFBR no more than one opinion per calendar quarter from each Company Counsel; provided, further, that in lieu of such opinions for Representation Dates after the date hereof, Company Counsel may furnish BRFBR with a letter (a “Reliance Letter”) to the effect that BRFBR may rely on a prior opinion delivered under this Section 7(m) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the U.S. Prospectus and Canadian Prospectus, as applicable, as amended or supplemented as of the date of the Reliance Letter).

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(n)          Comfort Letter. (1) On or prior to the delivery of the first Placement Notice and (2) within ten (10) Trading Days after the filing by the Company of an annual report on Form 20-F or Form 40-F under the Exchange Act, for which no waiver is applicable, the Company shall cause its independent accountants to furnish BRFBR letters (the “Comfort Letters”), dated the date the Comfort Letter is delivered, which shall meet the requirements set forth in this Section 7(n). The Comfort Letter from the Company’s independent accountants shall be in a form and substance reasonably satisfactory to BRFBR, (i) confirming that they are an independent public accounting firm within the meaning of the Securities Act and the PCAOB, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the U.S. Prospectus, as amended and supplemented to the date of such letter.

(o)          Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase Common Shares in violation of Regulation M under the Exchange Act, as applicable, or pay anyone any compensation for soliciting purchases of the Placement Shares other than BRFBR.

(p)          Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor any of its Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(q)          No Offer to Sell. Other than an Issuer Free Writing Prospectus approved in advance by the Company and BRFBR in its capacity as agent hereunder, neither BRFBR nor the Company (including its agents and representatives, other than BRFBR in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(r)          Sarbanes-Oxley Act. The Company and the Subsidiaries will maintain disclosure controls and procedures and internal controls over financial reporting (each as defined in Rule 13a-15 under the Exchange Act) that comply with the requirements of the Exchange Act.

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8.            Representations and Covenants of BRFBR. BRFBR represents, warrants and covenants to the Company that it is duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the Placement Shares will be offered and sold, except such states in which BRFBR is exempt from registration or such registration is not otherwise required, and, for greater certainty, BRFBR will not offer or sell Placement Shares through the facilities of the Toronto Stock Exchange or knowingly offer or sell Placement Shares to a resident of Canada. BRFBR shall continue, for the term of this Agreement, to be duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the Placement Shares will be offered and sold, except such states in which BRFBR is exempt from registration or such registration is not otherwise required, during the term of this Agreement. BRFBR will comply with all applicable law and regulations in connection with the Placement Shares, including but not limited to Regulation M under the Exchange Act.

9.            Payment of Expenses.

The Company will pay all expenses incident to the performance of its obligations under this Agreement, including expenses related to (i) the preparation, filing, including any fees required by the Commission, and printing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment and supplement thereto and each Issuer Free Writing Prospectus, in such number as BRFBR shall reasonably deem necessary, (ii) the preparation, issuance and delivery of the certificates, if any, for the Placement Shares to BRFBR, including any stock or other transfer taxes and any capital duties, stamp duties or other duties or taxes (other than income taxes) payable upon the sale, issuance or delivery of the Placement Shares to BRFBR, (iii) the fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the actual and documented fees and expenses of the transfer agent and registrar for the Common Shares, (v) the filing fees incident to any review by FINRA of the terms of the sale of the Placement Shares, (vi) the fees and disbursements of counsel to BRFBR in an amount not to exceed $30,000, and (vii) the fees and expenses incurred in connection with the listing of the Placement Shares on the Exchanges.

10.          Conditions to BRFBR’s Obligations. The obligations of BRFBR hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by BRFBR of a due diligence review satisfactory to them in their reasonable judgment, and to the continuing satisfaction (or waiver by BRFBR in its sole discretion) of the following additional conditions:

(a)          Registration Statement Effective. The Registration Statement shall have become effective and shall be available for the sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b)          No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission or any other federal or state governmental authority during the period of effectiveness of the Registration Statement the response to which would require any post- effective amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that requires the making of any changes in the Registration Statement, the Prospectuses or material documents incorporated therein so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the Prospectuses, they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(c)          No Misstatement or Material Omission. BRFBR shall not have advised the Company that the Registration Statement or U.S. Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in BRFBR’s reasonable opinion is material, or omits to state a fact that in BRFBR’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)          Material Changes. Except as contemplated in the U.S. Prospectus, or disclosed in the Company’s reports filed with or furnished to the Commission, there shall not have been any material adverse change, on a consolidated basis, in the authorized capital share of the Company or any Material Adverse Effect, or any development that could reasonably be expected to cause a Material Adverse Effect the effect of which, in the reasonable judgment of BRFBR (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the U.S. Prospectus.

(e)          Legal Opinions. BRFBR shall have received the opinions and letters of Company Counsel required to be delivered pursuant Section 7(m) on or before the date on which such delivery of such opinions and letters are required pursuant to Section 7(m).

(f)          Comfort Letter. BRFBR shall have received the Comfort Letter required to be delivered pursuant Section 7(n) on or before the date on which such delivery of such letter is required pursuant to Section 7(n).

(g)          Representation Certificate. BRFBR shall have received the certificate required to be delivered pursuant to Section 7(l) on or before the date on which delivery of such certificate is required pursuant to Section 7(l).

(h)          No Suspension. Trading in the Common Shares shall not have been suspended on the Exchanges and the Common Shares shall not have been delisted from the Exchanges.

(i)          Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(l), the Company shall use its commercially reasonable efforts to furnish to BRFBR such appropriate further information, certificates and documents as BRFBR may reasonably request and which are usually and customarily furnished by an issuer of securities in connection with a securities offering. All such information, certificates, and other documents will be in compliance with the provisions hereof. The Company will furnish BRFBR with such conformed copies of such information, certificates, and other documents as BRFBR shall reasonably request.

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(j)          Securities Act Filings Made. All filings with the Commission required by Form F-10 under the Securities Act to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by Form F-10.

(k)         Approval for Listing. The Placement Shares shall either have been approved for listing on the Exchanges, subject only to notice of issuance, or the Company shall have filed an application for listing of the Placement Shares on the Exchanges at, or prior to, the issuance of any Placement Notice.

(l)          No Termination Event. There shall not have occurred any event that would permit BRFBR to terminate this Agreement pursuant to Section 13(a).

11.          Indemnification and Contribution.

(a)         Company Indemnification. The Company agrees to indemnify and hold harmless BRFBR, its partners, members, directors, officers, employees and agents and each person, if any, who controls BRFBR within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense whatsoever (including any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceedings or any claim asserted), as incurred, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any related Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by BRFBR expressly for use in the Registration Statement (or any amendment thereto), or in any related Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto).

(b)         BRFBR Indemnification. BRFBR agrees to indemnify and hold harmless the Company and its directors and each officer of the Company who signed the Registration Statement or the Canadian Prospectus, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 11(a), as incurred, but only insofar as such loss, liability, claim, damage and expense arise out of or are based, directly or indirectly, upon untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto), the Prospectus (or any amendment or supplement thereto) or any Free Writing Prospectus in reliance upon and in conformity with information furnished to the Company in writing by BRFBR expressly for use therein.

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(c)          Procedure. Any party that proposes to assert the right to be indemnified under this Section 11 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 11, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission to so notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 11 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 11 unless, and only to the extent that, such omission results in the forfeiture or material impairment of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly after the indemnifying party receives a written invoice relating to fees, disbursements and other charges in reasonable detail. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 11 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

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(d)          Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 11 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or BRFBR, the Company and BRFBR will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than BRFBR, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement or the Canadian Prospectus and directors of the Company, who also may be liable for contribution) to which the Company and BRFBR may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and BRFBR on the other hand. The relative benefits received by the Company on the one hand and BRFBR on the other hand shall be deemed to be in the same proportion as the total Net Proceeds from the sale of the Placement Shares (net of commissions to BRFBR but before deducting expenses) received by the Company bear to the total compensation received by BRFBR (before deducting expenses) from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and BRFBR on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or BRFBR, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and BRFBR agree that it would not be just and equitable if contributions pursuant to this Section 11(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 11(d) shall be deemed to include, for the purpose of this Section 11(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 11(c) hereof. Notwithstanding the foregoing provisions of this Section 11(d), BRFBR shall not be required to contribute any amount in excess of the commissions received by them under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 11(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of BRFBR, will have the same rights to contribution as that party, and each officer and director of the Company who signed the Registration Statement or the Canadian Prospectus will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 11(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 11(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 11(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 11(c) hereof.

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12.          Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 11 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of BRFBR, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.          Termination.

(a)          BRFBR may terminate this Agreement, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectuses, any Material Adverse Effect, or any development that has actually occurred and is reasonably expected to have a Material Adverse Effect has occurred or in the reasonable judgment of BRFBR makes it impractical or inadvisable to market the Placement Shares hereunder, (2) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which, in the reasonable judgment of BRFBR, makes it impractical or inadvisable to sell the Placement Shares hereunder, (3) if trading in the Common Shares has been suspended or limited by the Commission or the Exchanges, or if trading generally on the Nasdaq has been suspended or limited, or minimum prices for trading have been fixed on the Nasdaq, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing, (5) if a major disruption of securities settlements or clearance services in the United States shall have occurred and be continuing, or (6) if a banking moratorium has been declared by either U.S. Federal or New York authorities. Any such termination shall be without liability of any party to any other party except that the provisions of Section 9 (Expenses), Section 11 (Indemnification), Section 12 (Survival of Representations), Section 18 (Applicable Law; Waiver of Jury Trial) and Section 19 (Consent to Jurisdiction) hereof shall remain in full force and effect notwithstanding such termination. If BRFBR elects to terminate this Agreement as provided in this Section 13(a), BRFBR shall provide the required notice as specified in Section 14 (Notices).

(b)           (i)          The Company shall have the right, by giving ten (10) days notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement.

(ii)         If BRFBR declines any commercially reasonable Placement Notice pursuant to Section 2 of this Agreement, then the Company shall have the right to terminate this Agreement by giving written notice of termination to BRFBR. Any such termination shall be effective immediately upon a delivery of a termination notice by the Company to BRFBR.

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Any termination pursuant to Section 13(b) shall be without liability of any party to any other party except that the provisions of Section 9, Section 11, Section 12, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(c)          BRFBR shall have the right, by giving ten (10) days notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 9, Section 11, Section 12, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(d)          Unless earlier terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Shares through BRFBR on the terms and subject to the conditions set forth herein, except that the provisions of Section 9, Section 11, Section 12, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(e)          This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), (b), (c) or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 9, Section 11, Section 12, Section 18 and Section 19 hereof shall remain in full force and effect. Upon termination of this Agreement, the Company shall not have any liability to BRFBR for any discount, commission or other compensation with respect to any Placement Shares not otherwise sold by BRFBR under this Agreement.

(f)          Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by BRFBR or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

14.          Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to BRFBR, shall be delivered to:

B. Riley FBR, Inc.

299 Park Avenue, 7th Floor

New York, NY 10171

Attention:      General Counsel

Telephone:    (212) 457-9947

Email: atmdesk@brileyfbr.com

with a copy to:

Duane Morris LLP

1540 Broadway

New York, NY 10036

Attention:      James T. Seery

Telephone:    (973) 424-2088

Email:    jtseery@duanemorris.com

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And if to the Company, shall be delivered to:

Correvio Pharma Corp.

1441 Creekside Drive, 6th Floor

Vancouver, British Columbia

Canada, V6J 4S7

Attention: General Counsel

Email: Legal@correvio.com

With a copy to:

Skadden, Arps, Slate, Meager & Flom LLP

222 Bay Street, Suite 1750

P.O. Box 258

Toronto, Ontario

Canada, M5K 1J5

Attention: Riccardo A. Leofanti, Esq.

Email: Riccardo.Leofanti@skadden.com

And to:

Blake, Cassels & Graydon LLP 595

Burrard St #2600 Vancouver, British

Columbia Canada V7X 1L3

Attention: Joseph A. Garcia, Esq.

Email: joseph.garcia@blakes.com

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Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally, by email, or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the Exchange and commercial banks in the City of New York are open for business.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 14 if sent to the electronic mail address specified by the receiving party under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives confirmation of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

15.          Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and BRFBR and their respective successors and the affiliates, controlling persons, partners, members, officers, directors, employees and agents referred to in Section 11 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party.

16.          Adjustments for Stock Splits. The parties acknowledge and agree that all share- related numbers contained in this Agreement shall be adjusted to take into account any share consolidation, stock split, stock dividend or similar event effected with respect to the Common Shares.

17.          Entire Agreement; Amendment; Severability. This Agreement, including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto, constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and BRFBR. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

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18.         GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19.         CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.

20.          Use of Information. BRFBR may not use any information gained in connection with this Agreement and the transactions contemplated by this Agreement, including due diligence, to advise any party with respect to transactions not expressly approved by the Company. BRFBR acknowledges that any information gained in connection with this Agreement and the transactions contemplated by this Agreement are subject to confidentiality and other restrictions.

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21.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

22.          Effect of Headings.

The section, schedules and exhibit headings herein are for convenience only and shall not affect the construction hereof.

23.          Permitted Free Writing Prospectuses.

Each of the Company and BRFBR represents, warrants and agrees that, unless it obtains the prior consent of the other party, it has not made and will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by BRFBR or by the Company, as the case may be, is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents and warrants that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.

24.         Absence of Fiduciary Relationship.

The Company acknowledges and agrees that:

(a)          BRFBR is acting solely as agent in connection with the public offering of the Placement Shares and in connection with each transaction contemplated by this Agreement and the process leading to such transactions, and no fiduciary or advisory relationship between the Company or any of its respective affiliates, shareholders (or other equityholders), creditors or employees or any other party, on the one hand, and BRFBR, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether or not BRFBR has advised or is advising the Company on other matters, and BRFBR has no obligation to the Company with respect to the transactions contemplated by this Agreement except the obligations expressly set forth in this Agreement;

(b)          it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)          BRFBR has not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and it has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

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(d)          it is aware that BRFBR and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and BRFBR has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship or otherwise; provided that BRFBR hereby agrees not to engage in any such transaction which would cause its interests to be in direct conflict with the best interests of the Company; and

(e)          it waives, to the fullest extent permitted by law, any claims it may have against BRFBR for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the sale of Placement Shares under this Agreement and agrees that BRFBR shall not have any liability (whether direct or indirect, in contract, tort or otherwise) to it in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on its behalf or in right of it or the Company, employees or creditors of Company, other than in respect of BRFBR’s obligations under this Agreement and to keep information provided by the Company to BRFBR and its counsel confidential to the extent not otherwise publicly-available.

25.          Definitions.

As used in this Agreement, the following terms have the respective meanings set forth below:

“Applicable Time” means (i) each Representation Date and (ii) the time of each sale of any Placement Shares pursuant to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Placement Shares.

“Rule 405,” and “Rule 433” refer to such rules promulgated under the Securities Act.

All references in this Agreement to financial statements and schedules and other information that is “contained,” “included” or “stated” in the Registration Statement or the Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in the Registration Statement or the U.S. Prospectus, as the case may be.

All references in this Agreement to the Registration Statement, the U.S. Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to EDGAR; all references in this Agreement to any Issuer Free Writing Prospectus (other than any Issuer Free Writing Prospectuses that, pursuant to Rule 433, are not required to be filed with the Commission) shall be deemed to include the copy thereof filed with the Commission pursuant to EDGAR; and all references in this Agreement to “supplements” to the U.S. Prospectus shall include, without limitation, any supplements, “wrappers” or similar materials prepared in connection with any offering, sale or private placement of any Placement Shares by BRFBR outside of the United States to the extent those materials are reviewed and consented to in advance by the Company.

[Signature Page Follows]

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If the foregoing correctly sets forth the understanding between the Company and BRFBR, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and BRFBR.

Very truly yours,

CORREVIO PHARMA CORP.

By:	/s/ William Hunter

Name: William Hunter
Title: CEO

By:	/s/ Justin Renz

Name: Justin Renz
Title: CFO

ACCEPTED as of the date first-above written:

B. RILEY FBR, INC.

By:	/s/ Patrice McNicoll

Name: Patrice McNicoll
Title: Co-Head of Investment Banking

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	Correvio Pharma Corp.

To:	B. Riley FBR, Inc.

Subject:	At Market Issuance—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the At Market Issuance Sales Agreement between Correvio Pharma Corp. (the “Company”), a corporation formed under the Canada Business Corporations Act, B. Riley FBR, Inc. (“BRFBR”), dated July 10, 2018, the Company hereby requests that BRFBR sell up to ________ of the Company’s Common Shares, no par value per share, at a minimum market price of $_____________ per share, during the time period beginning [month, day, time] and ending on the earlier of [month, day, time] or such time as all such shares are sold.

SCHEDULE 2

Notice Parties

The Company

David McMasters	dmac@correvio.com

Bill Hunter	bhunter@correvio.com

Justin Renz	jrenz@correvio.com

FBR/MLV

Matthew Feinberg	mfeinberg@brileyfbr.com

Ryan Loforte	rloforte@brileyfbr.com

Patrice McNicoll	pmcnicoll@brileyfbr.com

Keith Pompliano	kpompliano@brileyfbr.com

with a copy to atmdesk@brileyfbr.com

SCHEDULE 3

Compensation

The Company shall pay to BRFBR in cash, upon each sale of Placement Shares pursuant to this Agreement, an amount up to 3.0% of the gross proceeds from each sale of Placement Shares.

SCHEDULE 4

Subsidiaries

Correvio LLC

Correvio International S.à.r.l.

EXHIBIT 7(l)

Form of Representation Date Certificate

This Officer’s Certificate (this “Certificate”) is executed and delivered in connection with Section 7(l) of the At Market Issuance Sales Agreement (the “Agreement”), dated July 10, 2018, and entered into between Correvio Pharma Corp. (the “Company”) and B. Riley FBR, Inc. All capitalized terms used but not defined herein shall have the meanings given to such terms in the Agreement.

The undersigned has carefully examined the Registration Statement, the U.S. Prospectus, any supplements to the U.S. Prospectus (each as defined in the Agreement) and the Agreement and hereby certifies, in the capacity set forth below, that:

1.         the representations and warranties of the Company in the Agreement are true and correct in all material respects on and as of the date hereof and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the date hereof;

2.         to the Company’s knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened; and

3.         since the date of the most recent financial statements included in the U.S. Prospectus (exclusive of any supplement thereto subsequent to the date hereof), there has been no event or condition constituting a Material Adverse Effect, except as set forth in or contemplated in the U.S. Prospectus (exclusive of any supplement thereto subsequent to the date hereof).

CORREVIO PHARMA CORP.

By:

Name:

Title:

Date: